Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES SECOND QUARTER 2015 FINANCIAL RESULTS

Research Triangle Park, NC, August 11, 2015 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the second quarter ended June 30, 2015.

"The second quarter was instrumental in the development of STS as we announced encouraging safety data on the impact of STS in children with standard risk hepatoblastoma at ASCO," said Rosty Raykov, CEO of Fennec. "We are also very encouraged by the support from the physician experts as we continue to work towards serving an unmet medical need for pediatric patients treated with cisplatin chemotherapy."

2015 Highlights to Date:

•	Positive interim SIOPEL 6 safety data results presented at American Society of Clinical Oncology (ASCO) 2015 Annual Meeting.
•	Net proceeds of $0.45 million from exercise of warrants by Fennec's largest shareholder Southpoint Capital.
•	Independent Data Monitoring Committee recommends the continuation of SIOPEL 6 after final safety review of 100 Patients.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended June 30, 2015 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Interim Unaudited Condensed Consolidated
Statement of Operations:
(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	54	72	97	104
General and administrative	495	858	904	1,363

Loss from operations	(549)	(930)	(1,001)	(1,467)

Other (expense)/income
Unrealized gain/(loss) on derivatives	385	181	1,010	(2,474)
Interest (expense)/income and other, net	(9)	(1)	(5)	(3)
Total other (expense)/income, net	376	180	1,005	(2,477)

Net income/(loss)	$(173)	$(750)	$4	$(3,944)

Basic net income/(loss) per common share	$(0.02)	$(0.08)	$-	$(0.40)

Diluted net income/(loss) per common share	$(0.02)	$(0.08)	$-	$(0.40)

There was a reduction in research and development expenses for the three months ended June 30, 2015 as compared to the same period in 2014 due to work related to STS Phase III trials and data analysis. Research and development costs are impacted by the clinical support costs associated with the number of patients enrolled and participating in the trial during the financial period.

General and administrative expenses were down sharply for the three month period ended June 30, 2015 as compared to the same period in 2014. There was a large reduction in equity based compensation. This decrease was offset by increased professional consulting fees and travel associated with business development, investor relations, and European regulatory consulting. These increases are associated with the strategic initiatives for the development and marketing of STS.

The Company recorded an unrealized gain on derivatives of $385 in the three months ended June 30, 2015 compared to an unrealized gain of $181 in the three months ended June 30, 2014. Part of the gain was the result of 1,307 derivative warrants which expired April 30, 2015. The Company’s derivatives have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as an unrealized gain/(loss). The fair value of these warrants is estimated using the Black-Scholes option-pricing model.

Total operating expenses were $1,001 for the six-months ended June 30, 2015 and $1,467 for the six-months ended June 30, 2014. There was a significant decrease in 2015 general and administrative expense over 2014 due to a reduction in non-cash expenses associated with the issuance of stock options.

Fennec Pharmaceuticals Inc.
Balance Sheets
(U.S. Dollars in thousands)

	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$1,854	$2,307
Other current assets	17	65
Total Assets	$1,871	$2,372

Liabilities and stockholders’ equity
Current liabilities	$450	$440
Derivative liabilities	309	1,319
Total stockholders’ equity	1,112	613
Total liabilities and stockholders’ equity	$1,871	$2,372

Cash and cash equivalents were $1,854 at June 30, 2015 and $2,307 at December 31, 2014. The decrease in cash and cash equivalents between June 30, 2015 and December 31, 2014 is due to clinical trial expenses related to our Phase III study of STS and our general and administrative expenses offset by the exercise of warrants during the quarter. The Company received approximately $0.45 million in cash from the exercise of warrants to purchase an aggregate of approximately of 299 of our common shares. These warrants had an original issue date of April 30, 2010.

Working Capital	Six Months Ended
Selected Asset and Liability Data:	June 30, 2015	December 31, 2014
(U.S. Dollars in thousands)
Cash and cash equivalents	$1,916	$2,307
Other current assets	33	65
Current liabilities excluding derivative liability	(429)	(440)
Working capital	$1,520	$1,932

Selected Equity:
Common stock	$69,132	$68,656
Accumulated deficit	(110,870)	(110,874)
Stockholders’ equity	1,112	613

At June 30, 2015, the Company had working capital balance totaling approximately $1.5 million compared to $1.9 million as of December 31, 2014. Working capital is calculated by subtracting the current liabilities of the Company from its current assets.

Net cash used in operating activities for the six-months ended June 30, 2015 was $929, as compared to $788 during the same period in 2014. This increase is due to increased cash outlays incurred from ongoing STS Phase III trials, STS product development and general and administrative costs associated with the Company’s strategic initiatives designed to further develop new markets and partnering opportunities. Net cash provided by financing activities for the six-months ended June 30, 2015 was $476 compared to $140 for the six-months ended June 30, 2014. The $476 of net financing cash represented the aggregate exercise price paid in connection with various warrants and options being exercised to purchase common shares during the period. Total decrease in cash and cash equivalents was $453 for the six-months ended June 30, 2015 which is a decrease of $195 over the same period in 2014.

Dollar and shares in thousands	Six Months Ended June 30,
Selected cash flow data:	2015	2014
Net cash used in operating activities	(929)	(788)
Net cash provided by investing activities	-	-
Net cash provided by financing activities	476	140
Decrease in cash and cash equivalents	(453)	(648)
Number of common shares outstanding	10,919	9,846

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2014. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S., it is estimated that over 2,000 children are diagnosed with local cancers that may receive platinum based chemotherapy and globally over 5,000. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144